Exhibit 99.1

New Frontier Corporation Completes Acquisition of United Family Healthcare

Combined company renamed New Frontier Health Corporation and will trade on The New York Stock Exchange under “NFH”

Hong Kong, December 19, 2019 – New Frontier Corporation (NYSE: NFC) (“NFC”), a public investment vehicle sponsored by New Frontier Group, announced today that it has completed the acquisition of United Family Healthcare (“UFH”). UFH is one of the largest and most recognized integrated premium private healthcare operators in China. In connection with the closing, NFC has changed its name to New Frontier Health Corporation (“NFH”). NFH’s ordinary shares and warrants will continue be listed on the New York Stock Exchange under the new ticker symbols “NFH” and “NFH WS,” respectively, commencing December 19, 2019.

UFH is one of the largest integrated private healthcare service providers in China, expecting to generate RMB2.5 billion in revenue in 2019. UFH currently owns and operates seven hospitals plus two under construction as well as 14 clinics in all four first tier cities and select second tier cities in China. The completion of this acquisition marks the latest milestone for NFH on the path towards delivering high quality and comprehensive healthcare services to ever more patients throughout China, and continuing to grow through organic expansion and strategic acquisitions.

UFH’s senior management team, including Ms. Roberta Lipson, Founder and Chief Executive Officer of UFH, will continue to serve in their current roles. Mr. Antony Leung, Chairman of NFC, will continue as Chairman of NFH’s board of directors. Mr. Qiyu Chen, Chairman of Fosun Pharma, will be Co-Chairman of NFH’s board of directors. Mr. Carl Wu, Chief Executive Officer of NFC, will lead a new executive committee of the Company’s board of directors to support and guide management for the continued success of NFH. The Company’s board of directors consists of Mr. Antony Leung as Chairman, Mr. Carl Wu, Mr. Qiyu Chen, Ms. Roberta Lipson, Mr. Shan Fu, Mr. David Zeng, Dr. C.H. Leong, and Prof. Frederick Ma.

Transaction Details

NFC acquired UFH from its existing shareholders, including affiliates of TPG and Fosun Pharma. The acquisition was funded through a combination of cash in NFC’s trust account, borrowings, and proceeds from the private placement of ordinary shares of NFH, led by premier institutional investors. Fosun Pharma will remain as an important long-term strategic partner.

The transaction provided NFH with approximately $165 million of additional capital, which is expected to be used for general corporate purposes, including for working capital and growth initiatives. As a result of the transaction, the combined company had an initial market capitalization of approximately $1.4 billion.

Credit Suisse and UBS AG served as capital markets advisors and Winston & Strawn LLP, Simpson Thacher & Bartlett LLP, Kirkland & Ellis LLP, and Global Law Office acted as legal advisors to NFC. Cleary Gottlieb Steen & Hamilton LLP and Fangda Partners acted as legal advisors to TPG, Paul Hastings acted as legal advisor to Fosun Pharma, and Hughes Hubbard & Reed LLP acted as legal advisor to Roberta Lipson.

About New Frontier Corporation

New Frontier Corporation is a public investment company formed by New Frontier Public Holding Ltd., an affiliate of New Frontier Group, for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. New Frontier Group is a China-focused investment group that invests in, builds and operates diversified businesses in the Chinese new economy sectors. For more information, visit www.new-frontier.com.

About United Family Healthcare

United Family Healthcare (UFH) is a leading private healthcare provider offering comprehensive premium healthcare services in China through the operations of its United Family Healthcare platform, a network of private hospitals and affiliated ambulatory clinics. UFH currently owns and operates seven hospitals with over 700 licensed beds together with, a network of outpatient clinics as well as two more hospitals under construction, with locations in all four first tier and selected second tier cities Further company information may be found at www.ufh.com.cn.

 Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NFH’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These forward-looking statements include, without limitation, UFH’s ability to manage growth; UFH’s ability to execute its business plan, including its planned expansions, and meet its projections; rising costs adversely affecting UFH’s profitability; potential litigation involving NFH; general economic and market conditions impacting demand for UFH’s services, and in particular economic and market conditions in the Chinese healthcare industry and changes in the rules and regulations that apply to such business, including as it relates to foreign investments in such businesses. NFH undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

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Media

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Sean Leous

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Asia:

Jeff Pei

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Investors

William Zima/Rose Zu

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